PAVMED INC.

One Grand Central Place, Suite 4600

New York, New York 10165

October 15, 2018

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	PAVmed Inc.
Registration Statement on Form S-3
Originally Filed October 5, 2018
File No. 333-227718

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, PAVmed Inc. (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement (File No. 333-227718), so that such Registration Statement will become effective at 4:30 p.m. Eastern Time on Wednesday, October 17, 2018, or as soon thereafter as practicable.

Sincerely,

PAVMED INC.

By:	/s/ Lishan Aklog, M.D.
Name:	Lishan Aklog, M.D.
Title:	Chairman and Chief Executive Officer